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                               September 14, 2023

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Investments, LLC
       290 Harbor Drive, 4th Floor
       Stamford, Connecticut 06902

                                                        Re: Grayscale Ethereum
Trust (ETH)
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 000-56193

       Dear Michael Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 1. Business, page 1

   1. If material to an understanding of your business, describe in future filings any direct or indirect exposures to
other counterparties, custodians, or other participants in crypto asset markets known to:
                                                            Have filed for
bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of
creditors, or have had a receiver appointed for them.
                                                            Have experienced
excessive redemptions or suspended redemptions or withdrawals of crypto assets.
                                                            Have the crypto
assets of their customers unaccounted for.
                                                            Have experienced
material corporate compliance failures.
       Item 1A. Risk Factors, page 47

   2. We note that Digital Currency Group, Inc., the parent company of the Sponsor, is
 Michael Sonnenshein
FirstName  LastNameMichael
Grayscale Investments, LLC Sonnenshein
Comapany 14,
September  NameGrayscale
               2023        Investments, LLC
September
Page 2     14, 2023 Page 2
FirstName LastName
         currently party to various litigation claims and legal proceedings and experiencing financial difficulties, as indicated by recent news reports. To the extent material, please include risk factor disclosure in future filings describing the current and potential impacts therefrom on your business, including how such difficulties or any unfavorable outcomes in these claims and proceedings could negatively impact the Sponsor's ability to continue managing the Trust or conduct its business.
3. To the extent material, discuss in future filings any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by counterparties and regulators, and whether there is a material impact on your operations or financial condition.
4. Describe in future filings any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
5. Describe in future filings any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.
6. Describe any material risks to your business and financial condition if the policies and procedures of the Custodian, Sponsor, or Trust surrounding the safeguarding of crypto assets, conflicts of interest, and/or comingling of assets, as applicable, are not effective.
7. To the extent material, describe in future filings any gaps the Sponsor's board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
8. To the extent material, describe in future filings any of the following risks due to disruptions in the crypto asset markets:
             Risk from depreciation in your share price.
             Risk of loss of demand for your products and services.
             Risk of increased losses or impairments in your investments or other assets.
             Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
             Risks from price declines or price volatility of crypto assets.
A determination that ETH or any other digital asset is a "security" may adversely affect the value of ETH..., page 69

9. Please revise future filings to disclose whether and how the recent completion of
         Ethereum's transition to Proof-of-Stake consensus has impacted the Sponsor's analysis of whether Ethereum is a "security" within the meaning of Section 2(a)(1) of the Securities
         Act.
 Michael Sonnenshein
Grayscale Investments, LLC
September 14, 2023
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Irving at (202) 551-3321 or Mark Brunhofer at
(202) 551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameMichael Sonnenshein                     Sincerely,
Comapany NameGrayscale Investments, LLC
                                                          Division of
Corporation Finance
September 14, 2023 Page 3                                 Office of Crypto
Assets
FirstName LastName